Form of Internal Call Script

Hello, may I please speak to <Name of Shareholder>? If not the shareholder, then ask if you may speak with the shareholder.

Voicemail or Shareholder NOT AVAILABLE:

My name is < First Name, Last name > and I am calling from Janus, regarding your investment in INTECH U.S. Core Fund. My reason for calling is that materials were sent to you regarding the upcoming shareholder meeting and at this time we have not received your vote. As a shareholder of the INTECH U.S. Core Fund, it is important that you vote your shares regarding this proxy by [Thursday, April 27th] [Friday, April 28th]. In order to vote your shares over the phone, please contact the proxy tabulator, Computershare, directly at 1-866-492-0863. Thank you and have a great day.

Shareholder answers the phone:

My name is < First Name, Last name > and I am calling from Janus, on a recorded line regarding your investment in INTECH U.S. Core Fund. My reason for calling is that materials were sent to you regarding the upcoming shareholder meeting and at this time we have not received your vote. As a shareholder of the INTECH U.S. Core Fund, it is important that you vote your shares regarding this proxy. Would you be willing to vote over the phone right now?

If yes: Great! To cast your vote I will need to conference in the proxy tabulator Computershare with us on the line. They are the official tabulator and have direct access to the voting system so if it is okay with you, I will conference them in with us to record your vote. Is that okay?

Computershare 1-866-492-0863

If no: See Proxy Rebuttals

For Questions Related to Proxy see page 13 of the proxy Q&A